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[CAMPBELL LOGO]      CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release


                CAMPBELL RESOURCES INC. CLOSES PRIVATE PLACEMENT

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MONTREAL,  MARCH 11,  2004 -  CAMPBELL  RESOURCES  INC.  (TSX-CCH,  OTCBB-CBLRF)
announced today that it has closed the private placement (press release dated March 1, 2004) led by GMP Securities Ltd. and including Westwind Partners Inc., Sprott Securities Inc., Haywood Securities Inc. and Maison Placements Canada Inc., of 10,310,500 units at $0.80 per unit, for gross proceeds of $8,248,400. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at $1.20 per share for a period of three years.

The proceeds of this private placement will go towards the development of the Copper Rand 5000 project located in Chibougamau, Quebec.

These securities have not been registered under the U.S. Securities Act of 1933, as amended. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.


                                     - 30 -


Forward-Looking Statements
Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and         Henri Perron, hperron@renmarkfinancial.com
Chief Executive Officer              John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Media : Colette Saulnier :
Fax: 514-875-9764                    csaulnier@renmarkfinancial.com
afortier@campbellresources.com       Tel.: 514-939-3989
                                     Fax: 514-939-3717
                                     www.renmarkfinancial.com